FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Lithium Americas (Argentina) Corp. 300 – 900 West Hastings Street, Vancouver, BC V6C 1E5
Item 2	Date of Material Change March 5, 2024
Item 3	News Release A news release was disseminated on March 5, 2024 via GlobeNewswire.
Item 4

Summary of Material Change

On March 5, 2024, Lithium Americas (Argentina) Corp. (“Lithium Argentina”) and certain of its subsidiaries executed a definitive agreement (the “Transaction”) with a subsidiary of Ganfeng Lithium Co. Ltd (“Ganfeng Lithium”), whereby Ganfeng Lithium agreed to acquire (either directly or through a subsidiary, both referred to herein as “Ganfeng”) USD$70 million in newly issued shares of Proyecto Pastos Grandes S.A. (“PGCo”), Lithium Argentina’s wholly-owned Argentinian subsidiary holding the Pastos Grandes project (the “Project”) in Salta, Argentina, which is expected to represent an approximate 15% interest in PGCo and the Project.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

On March 5, 2024, Lithium Argentina and certain of its subsidiaries executed a definitive agreement with a subsidiary of Ganfeng Lithium, whereby Ganfeng agreed to acquire USD$70 million in newly issued shares of PGCo, Lithium Argentina’s wholly-owned Argentinian subsidiary holding the Project in Salta, Argentina, which is expected to represent a 14.89% interest in PGCo and the Project.

Proceeds of the Transaction are to be allocated to the advancement of Lithium Argentina’s lithium projects in Argentina, to be determined in the discretion of Lithium Argentina, including in support of its interest in the Cauchari-Olaroz Project.

The number of shares of PGCo issuable to Ganfeng in connection with its subscription is subject to an adjustment provision based on independent resource estimation work to be conducted prior to closing. To the extent such estimation work results in an estimate that is lower than a prescribed aggregate amount based on Lithium Argentina resource estimation work, the number of shares issuable to Ganfeng and the percentage interest in PGCo to be held by Ganfeng in connection with the subscription amount will increase on a sliding scale basis to a maximum potential adjustment of up to 1.6% (resulting in a maximum aggregate potential interest of up to 16.49%).

In connection with the Transaction, Lithium Argentina and Ganfeng will execute a shareholders’ agreement (the “Shareholders’ Agreement”) that, among other terms, provides for limited rights and obligations as between the parties, including the following: (i) from the closing date until December 31, 2024, a standstill on the sale of an interest in PGCo or the Project; (ii) through to December 31, 2025, enhanced consent rights in favour of Ganfeng in respect of operational matters, as well as a right of first refusal in favour of Ganfeng over a sale of an interest in PGCo at the same valuation as that applicable to the Transaction (with Lithium Argentina having a right of first refusal over a sale by Ganfeng of its interest); (iii) through to December 31, 2025, a right in favour of Ganfeng to acquire an aggregate 50% interest in the Project upon a change of control of Lithium Argentina by subscribing for share capital of PGCo in consideration for an incremental cash subscription price of $330 million; (iv) until December 31, 2025, an obligation to obtain consent of both parties for any offtake agreement in respect of the Project; and (v) from January 1, 2025 to September 30, 2025, an enhanced ‘tag-along’ right of Ganfeng to include its interest along with a sale by Lithium Argentina of its interest in PGCo, and to realize a portion of the consideration that would otherwise be payable to Lithium Argentina upon such sale in addition to the equivalent proportionate consideration payable for the interest of Ganfeng (after such period the “tag along right” will survive but will only include the proportionate consideration).

The Transaction is expected to be completed in Q2 2024, subject to the satisfaction of certain conditions, including regulatory approvals of the People’s Republic of China, the settlement of the shareholders agreement and other applicable transaction agreements.

Cormark Securities Inc. provided a fairness opinion to the board of directors of Lithium Argentina that, as of the date of the opinion and subject to the assumptions, limitations and qualifications set out therein, and such other matters as Cormark Securities Inc. considered relevant, the Transaction is fair, from a financial point of view, to Lithium Argentina.

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer John Kanellitsas Executive Chairman, President and Interim Chief Executive Officer 300 – 900 West Hastings Street Vancouver, British Columbia V6C 1E5 legal@lithium-argentina.com

Item 9	Date of Report March 14, 2024

FORWARD-LOOKING INFORMATION

This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or Lithium Argentina’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this report contains forward-looking information, including, without limitation, with respect to the following matters or Lithium Argentina’s expectations relating to such matters: the Transaction; the expected completion the Transaction and the timing thereof; the anticipated use of proceeds from the Transaction; the expected ownership interest by Ganfeng in PGCo as a result of the Transaction; the anticipated benefits of the Transaction; the rights to be provided to Ganfeng and Lithium Argentina pursuant to the Transaction and the Shareholders’ Agreement; the ability to obtain regulatory approval for the Transaction; and the ability of Ganfeng and Lithium Argentina to meet the other closing conditions of the Transaction.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond Lithium Argentina’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, Lithium Argentina has made assumptions regarding, among other things: the ability of Lithium Argentina and Ganfeng to obtain all regulatory approvals of the Transaction; the ability of Lithium Argentina and Ganfeng to meet all conditions precedent to complete of the Transaction; Lithium Argentina’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and Lithium Argentina’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where Lithium Argentina operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on Lithium Argentina’s operations; the impact of unknown financial contingencies, including litigation costs, on Lithium Argentina’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Lithium Argentina’s projects, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; Lithium Argentina’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of Lithium Argentina’s mineral exploration and development properties; the impact of inflationary and other conditions on Lithium Argentina’s business and global market; and accuracy of development budget and construction estimates.

Although Lithium Argentina believes that the assumptions and expectations reflected in such forward-looking information are reasonable, Lithium Argentina can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. Lithium Argentina’s actual results could differ materially from those anticipated in any forward-looking information as a result of risk factors, including, without limitation, the risk that the Transaction will not be completed as contemplated, or at all; regulatory risks and uncertainties, including without limitation, uncertainties with respect to foreign investment legislation, uncertainties with respect to obtaining the approvals of the People’s Republic of China and any other applicable regulatory approvals; risk that the proceeds of the Transaction will not be used as contemplated; risk that the benefits of the Transaction will not be realized as anticipated, or at all; and other risks factors contained in Lithium Argentina’s latest annual information form (“AIF”), management information circular, management’s discussion and analysis and other continuous disclosure documents (collectively, “Disclosure Documents”), all of which are available on SEDAR+.

All forward-looking information contained in this report is expressly qualified by the risk factors set out in the Disclosure Documents. Such risk factors are not exhaustive. Lithium Argentina does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this report is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Disclosure Documents, all of which are available on SEDAR+ at www.sedarplus.ca.